Filed Pursuant to Rule 433
Registration No. 333-179826

Term Sheet
August 26, 2014

Issuer:	Toyota Motor Credit Corporation
Security:	Floating Rate Medium Term Notes, Series B
Issuer Senior Long-Term Debt Ratings:	Aa3 (stable outlook) / AA- (stable outlook)
CUSIP:	89236TBR5
Pricing Date:	August 26, 2014
Settlement Date:	August 29, 2014
Maturity Date:	August 26, 2015
Principal Amount:	$1,250,000,000 (may be increased prior to the Settlement Date)
Price to Public:	100.000%
Commission:	0.030% 0.150% in the case of Toyota Financial Services Securities USA Corporation
Net Proceeds to Issuer:	99.970% / $899,730,000 99.850% / $349,475,000 in the case of Toyota Financial Services Securities USA Corporation
Floating Rate Index:	3 Month LIBOR
Floating Rate Spread:	+0 basis points
Index Source:	LIBOR Reuters
Interest Payment Frequency:	Quarterly
Initial Interest Rate:	The initial interest rate will be based on 3 month LIBOR determined on August 27, 2014 plus the Floating Rate Spread.
Interest Payment Dates:	Each February 26, May 26, August 26 and November 26, beginning November 26, 2014
Interest Reset Dates:
The first interest reset date shall be the Settlement Date and thereafter, each Interest Payment Date.  Newly reset interest rates shall apply beginning on and including the Interest Reset Date, to but excluding the next Interest Payment Date

Interest Determination Date:	Second London Banking Day preceding each Interest Reset Date
Day Count Convention:	Actual/360
Business Day Convention:	Modified Following, adjusted
Business Days:	New York and London
Governing Law:	New York
Calculation Agent:	Deutsche Bank Trust Company Americas
Minimum Denominations:	$1,000 and $1,000 increments thereafter
Agents/DTC Numbers:	Citigroup Global Markets Inc./#274 RBC Capital Markets, LLC/#235 Toyota Financial Services Securities USA Corporation/#0443

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated March 2, 2012 and the related prospectus dated March 1, 2012; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the web at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or Toyota Financial Services Securities USA Corporation toll-free at 1-800-292-1147.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded.  Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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